Exhibit 99.1

Fortuna Silver Mines Closes US$40 Million
Bought Deal Financing of 4.65% Convertible Debentures

Vancouver, October 2, 2019 -- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) (“Fortuna” or the “Company”) is pleased to announce that it has completed its previously announced bought deal offering (the “Offering”) of senior subordinated unsecured convertible debentures (the “Debentures”). The Company issued an aggregate principal amount of US$40 million Debentures at a price of US$1,000 per Debenture.

The Debentures mature on October 31, 2024 and will bear interest at a rate of 4.65% per annum, payable semi-annually in arrears on the last business day of April and October in each year, commencing on April 30, 2020. The Debentures will be convertible at the holder’s option into common shares in the capital of the Company (“Common Shares”) at a conversion price of US$5.00 per share (the “Conversion Price”), representing a conversion rate of 200 Common Shares per US$1,000 principal amount of Debentures, subject to adjustment in certain circumstances.

Subject to certain exceptions in connection with a change of control of the Company, the Debentures will not be redeemable by the Company prior to October 31, 2022. On or after October 31, 2022 and prior to October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the Common Shares on the NYSE for the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of the redemption is given is at least 125% of the Conversion Price. On and after October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest regardless of the trading price of the Common Shares.

The Offering was conducted by a syndicate of underwriters co-led by CIBC Capital Markets and Scotiabank, and including BMO Capital Markets (collectively, the “Underwriters”). The Company has also granted an over-allotment option to the Underwriters, entitling them to purchase, for a period of 30 days from the closing of the Offering, up to US$6 million principal amount of additional Debentures at the offering price of US$1,000 per Debenture, to cover over-allotments, if any.

The Company will use the net proceeds from the Offering for working capital in relation to the start-up of the Lindero project and for general working capital purposes.

The Debentures were offered for sale by way of a short form prospectus (the “Prospectus”) in each of the provinces of Canada, except Québec, and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and certain other jurisdictions.

This news release does not constitute an offer of securities for sale in the United States. The securities have not been and will not be registered under the U.S. Securities Act, and may not be offered or sold in the United States or to a U.S. person (as defined in Regulation S under the U.S. Securities Act) absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metals producer focused on mining opportunities in Latin America. The Company’s primary assets are the Caylloma silver mine in southern Peru, the San Jose silver-gold mine in Mexico and the Lindero gold project, currently under construction, in Argentina. The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

E: info@fortunasilver.com

The Toronto Stock Exchange and the New York Stock Exchange have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Forward Looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the anticipated use of its net proceeds and whether the over-allotment option will be exercised. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, whether the Company’s activities at its properties will proceed as planned; delays in construction at the Lindero Project; delays in commissioning of the mine at Lindero; delays in the commencement of commercial production; changes in general economic conditions and financial markets; changes in prices for silver, gold and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

The Company believes that the assumptions and expectations reflected in the forward looking information contained in this news release are reasonable, but undue reliance should not be placed on them because the Company can give no assurance that they will prove to be correct. Since statements in respect of forward looking information address future events and conditions, by their very nature they involve inherent risks and uncertainties. The forward looking information contained in this news release is made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward looking information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.